

Mail Stop 3030

September 7, 2017

Via E-mail
David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

> **Re: UQM Technologies, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2016**
> **Filed March 30, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 7, 2017**
> **File No. 001-10869**

Dear Mr. Rosenthal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Transition Period Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.   Clarify the material hurdles that remain before ITL can satisfy its purchase obligations under the supply agreement, the material reasons that these hurdles remain, the nature of any default under the agreement, when any default occurred, and what your remedies are under the agreement. Also, tell us (1) the amount of your disclosed backlog related to ITL and (2) whether non-competition arrangements with China National Heavy Duty Truck Group affect your agreement with ITL.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 27

2.   We note that you recognized $585,800 for a recovery of impaired assets during the year ended March 31, 2016. Please tell us why you are recognizing a gain and the nature of the assets that resulted in the recovery. Cite the accounting literature upon which you relied and tell us how you applied the literature.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note (7) Inventories, page 8

3.   We note that you recovered $57,394 of the inventory reserve during the six months ended June 30, 2017. Describe to us the circumstances related to that recovery and tell us whether this represents a mark-up of previously impaired inventory. Explain to us how your accounting for inventory impairment complies with ASC 330-10-35-14 and SAB Topic 5BB.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Lynn Dicker for

                                                Kevin J. Kuhar
                                                Accounting Branch Chief
                                                Office of Electronics and Machinery